EXHIBIT 99.2

VERTEX ENERGY, INC.

CHARTER OF THE:

RISK COMMITTEE

Effective July 24, 2013

Vertex Energy, Inc. (the “Company”)
Risk Committee Charter

Role:

The Risk Committee's (the “Committee’s”) role is to assist the Board of Directors (the “Board”) in connection with the oversight of the Company’s management of key risks, including strategic and operational risks, as well as the guidelines, policies and processes for monitoring and mitigating such risks in connection with, among other things, sales, market dynamics, and hedging strategies.

Membership:

The membership of the Committee will consist of at least two directors of the Company, who shall satisfy the definition of “independent” under the listing standard of the NASDAQ Capital Market, or such other exchange(s) upon which the Company’s securities are then listed from time to time (the “Exchange”).

The Board may remove any member from the Committee at any time with or without cause.   Each Committee member may be required to satisfy certain independence requirements of applicable securities laws (including as set forth above), rules or guidelines and any other applicable regulatory rules. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

Operations:

The Board shall designate one member of the Committee to act as its chairperson.  The Committee will meet a minimum of once a year. Additional meetings may occur as the Committee or its chair deems advisable. The Committee may also meet periodically in executive session without Company management present. The Committee will cause to be kept adequate minutes of its proceedings, and will report on its actions and activities at the next quarterly meeting of the Board. Committee members will be furnished with copies of the minutes of each meeting and any action taken by unanimous consent. The Committee is governed by the same rules regarding meetings (including meetings by conference telephone or similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board. The Committee is authorized to adopt its own rules of procedure not inconsistent with (a) any provision of the Company’s Articles of Incorporation, (b) any provision of the Bylaws of the Company, or (c) the laws of the State of Nevada.

Authority:
Except as otherwise delegated by the Board or the Committee, the Committee will act on behalf of the Board. The primary responsibility for assisting the Board in its oversight with respect to operating risk, legal risk and compliance rests with the Audit Committee. The Chairman of the Committee shall coordinate with the Chairman of the Company’s Audit Committee to assist the Audit Committee in its review of the Company’s risks that have been delegated to the Audit Committee in its charter. The Chairman of the Committee shall also coordinate with the Chairman of the Compensation Committee to assist the Compensation Committee in its consideration of the relationship between risk management policies and practices, corporate strategy and senior executive compensation.

The Committee shall have the resources and appropriate authority, without seeking the approval of the Board, to discharge its responsibilities, including the authority to retain, at the Company’s expense (without requiring any Board approval for the fees and other retention terms for such persons), outside legal or other consultants to advise the Committee and to authorize or conduct investigations into any matters within the scope of its responsibilities and to approve related fees and retention terms.  The Committee may request any director, officer or employee of the Company, the Company’s outside counsel or independent auditors or such other persons as it deems appropriate to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.  The Committee may also exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities.  The Committee shall have full access to all books, records, facilities and personnel of the Company in connection with the discharge of its responsibilities.

Any communications between the Committee and legal counsel in the course of obtaining legal advice will be considered privileged communications of the Company and the Committee will take all necessary steps to preserve the privileged nature of those communications.

The Committee may form and delegate authority to subcommittees and may delegate authority to one or more designated members of the Committee to perform certain of its duties from time to time.

Performance Evaluation:

The Committee shall review its own performance and reassess the adequacy of this Charter at least annually in such manner as it deems appropriate, and submit such evaluation, including any recommendations for change, to the full Board for review, discussion and approval.

Responsibilities:

Risk assessment and risk management are the responsibility of the Company’s management and the Audit Committee. Subject to the sole determination of the Board and where applicable, the Audit Committee, the principal responsibilities and functions of the Risk Committee are as follows:

1.
To review and discuss with management the Company’s risk governance structure, risk assessment and risk management practices, the guidelines, policies and processes for risk assessment and risk management and the effectiveness of applicable risk management frameworks.

2.
To review and discuss with management the Company’s risk appetite, tolerance and strategy relating to key risks, including credit risk, legal risk, regulatory risk, operational risk, liquidity and funding risk, market risk, product and sales risk, risk relating to hedging transactions and reputational risk, as well as the guidelines, policies and processes for monitoring and mitigating such risks.

3.
Review at least yearly, the major risk exposures of the Company and its business units, including market, credit, operational, liquidity, funding, and reputational risk, against established risk measurement methodologies and the steps management has taken to monitor and control such exposures.

4.	To assess whether compliance and risk mitigation programs and initiatives are fulfilling their purpose or require any modification, and suggest remedial action where necessary.

5.	To review disclosure regarding risk contained in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, if any.

6.	To review reports on selected risk topics as the Committee deems appropriate from time to time.

7.	To discharge any other duties or responsibilities delegated to the Committee by the Board.

The Committee shall make such recommendations with respect to any of the above and other matters as the Committee deems necessary or appropriate. The Committee shall periodically report to the Audit Committee with respect to Risks related to or affecting the Company’s financial statements and where applicable the Compensation Committee with respect to risks affecting senior executive compensation.